Filed Pursuant to Rule 424(b)(5)
Registration No. 333-117111

Addendum to Prospectus Supplement dated January 10, 2005

The Republic of Argentina

     This addendum to the prospectus supplement dated January 10, 2005 (which we refer to as the “prospectus supplement”) describes certain recent developments in connection with Argentina’s offer to exchange Eligible Securities for New Securities, subject to the terms and conditions set forth in the prospectus supplement (we refer to this offer as the “Offer”). It also provides certain information with respect to the definition of “Performing Public External Indebtedness” contained in Argentina’s prospectus dated December 27, 2004 (which we refer to as the “prospectus”). This addendum should be read in conjunction with and forms part of the prospectus supplement and the prospectus. Capitalized terms used but not defined in this addendum have the meaning specified in the prospectus supplement. Any references to “we” or “Argentina” are to the Republic of Argentina.

Recent Developments

     On February 2, 2005, the President of Argentina submitted to the Argentine Congress a draft law (which we refer to as the “draft law”) relating to any Eligible Securities that are not tendered pursuant to the Offer. The draft law cites past laws relating to the current Argentine debt crisis, including the delegation by Congress to Argentina’s national executive branch of the power to restructure Argentina’s public external indebtedness. The draft law proposes and, if adopted, would provide that:

•	the executive branch is precluded from making any future offer to exchange any Eligible Securities that are not tendered pursuant to the Offer,

•	Argentina is precluded from entering into any type of settlement, whether judicial, extra-judicial or private, with respect to Eligible Securities not tendered pursuant to the Offer,

•	the executive branch is charged with taking all necessary steps to delist from any stock exchange all Eligible Securities that are not tendered pursuant to the Offer, subject to applicable law and the terms of the original issuance, and

•	all Eligible Securities pledged or otherwise deposited pursuant to the order of any Argentine tribunal of competent jurisdiction, which have not been tendered pursuant to the Offer and whose depositary (i.e., the court with custody over the Eligible Security) has not affirmatively expressed, prior to the Expiration Date, its decision not to tender such Eligible Securities pursuant to the Offer, shall be replaced by peso-denominated Pars. These Pars would be allocated in accordance with the terms of the Offer as described under “Terms of the Offer—Limitation on the Issuance and Allocation of New Securities—Limits on and Allocation of Pars” in the prospectus supplement.

     The Argentine Senate approved the draft law on February 3, 2005. It was then remitted to the Chamber of Deputies where it is scheduled for consideration on February 9, 2005. We can offer no assurance that the Chamber of Deputies will adopt the draft law as proposed by the President or at all. Congress has the power to repeal or change laws.

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Definition of Performing Public External Indebtedness

     With respect to the definition of “Performing Public External Indebtedness” on page 204 of the prospectus, the applicable date will be the date on which the New Securities are issued pursuant to the Offer.

February 4, 2005